Exhibit 28.1

                                                     FOR IMMEDIATE RELEASE
                                                     JULY 16, 1997
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES SECOND QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank today announced net income of $521,000 ($0.32 per share) for the Company's second quarter ended June 30, 1997 compared to net income of $463,000 ($0.24 per share) for the second quarter ended June 30, 1996, an increase of 12.5%. The current three months earnings represents an annualized return on average assets (ROA) of 1.19% and a return on average equity (ROE) of 7.87%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $58,000 increase in second quarter earnings for June 30, 1997 compared with June 30, 1996 to improved net interest income of $1,541,000 for the three months ended June 30, 1997 versus $1,382,000 for the comparable period 1996. This income was partially reduced by higher non-interest expense of $768,000 for 1997 compared to $678,000 for 1996. This increased expense was primarily due to costs associated with employee stock benefit plans and increases in compensation including additional staff needed to serve our customer growth.

Results for the first half of the year showed net interest income at $3.04 million for the six months ended June 30, 1997 compared to $2.70 million for the six months ended June 30, 1996, a 12.6% increase. Net interest margin of 3.65% is based on average earning assets net of reserves and average interest bearing liabilities. The net interest margin for the six months ended 1997 of 3.65% has decreased compared to the same period 1996 of 3.93%. This decrease is a result of NEIB's efforts to improve ROE using stock buybacks which have utilized liquid assets of the Company. Further, due to strong retail loan growth during this period, the Company was required to take on additional interest bearing liabilities using both FHLB advances and deposits which directly effected the net interest margin ratio. Net income for the first half of the year was $1,015,000 (or $0.62 per share) compared to the first half of 1996's net income of $860,000 (or $0.44 per share) a $155,000 (or $0.22 per share) increase. ROE for the six months ended June 30, 1997 was 7.69% compared to 5.82% for the same period 1996, an increase of 1.87% or a 32.1% favorable change.

Total assets at June 30, 1997 of $176.3 million compared to June 30, 1996 assets of $154.1 million reflects a 14.4% increase. Shareholder equity at June 30, 1997 was $26.8 million compared to $29.1 million at June 30, 1996. The buybacks of $3.9 million of Treasury stock during that period accounted for the decrease in equity.

The book value of NEIB's stock is $15.19 per share as of June 30, 1997 and the last reported trade of the stock in June was at $14.75 per share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company's traded on the Nasdaq National Market under the symbol "NEIB".

                                     -More-
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
                                      NORTHEAST INDIANA BANCORP
                             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                             (Unaudited)
====================================================================================================
                            CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                        ASSETS                                            June 30,      December 31,
                                                                            1997            1996
                                                                       ------------     ------------

Cash and cash equivalents ........................................        3,402,093        6,672,374
Interest earning deposits in financial institutions-long term ....          100,000          100,000
Securities available for sale ....................................       12,693,396       11,496,031
Securities held to maturity estimated market value of $789,000 and
   $891,000 at June 30, 1997 and December 31, 1996 ...............          789,334          892,036
Loans receivable, net of allowance for loan loss June 30, 1997
   $1,112,000 and December 31, 1996 $1,027,300 ...................      155,727,447      146,854,690
Other real estate owned, net .....................................           44,910             --
Premises and equipment ...........................................        1,996,108        2,009,026
Other assets .....................................................        1,555,757        1,519,963
                                                                       ------------     ------------
    Total Assets .................................................     $176,309,045     $169,544,120
                                                                       ============     ============
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits .........................................................       87,723,488       85,346,241
Borrowed Funds ...................................................       61,000,000       56,000,000
Accrued interest payable and other liabilities ...................          811,998        1,668,763
                                                                       ------------     ------------
    Total Liabilities ............................................     $149,535,486     $143,015,004
                                                                       ------------     ------------

Retained earnings - substantially restricted .....................       26,773,559       26,529,116
                                                                       ------------     ------------
    Total Liabilities and Shareholder's Equity ...................     $176,309,045     $169,544,120
                                                                       ============     ============

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
                                     CONSOLIDATED STATEMENTS OF INCOME

                                                       Three Months Ended             Six Months Ended
                                                            June 30                       June 30
                                                   -------------------------     -------------------------
                                                      1997           1996           1997           1996
                                                   ----------     ----------     ----------     ----------
Total interest income ........................      3,424,334      2,846,772      6,739,387      5,513,365
Total interest expense .......................      1,882,731      1,463,045      3,695,019      2,811,673
                                                   ----------     ----------     ----------     ----------
   Net interest income .......................     $1,541,603     $1,383,727     $3,044,368     $2,701,692
                                                   ----------     ----------     ----------     ----------
Provision for loan losses ....................         58,500         51,000        117,000        133,200
                                                   ----------     ----------     ----------     ----------

   Net interest income after provision for
   loan losses ...............................     $1,483,103     $1,332,727     $2,927,368     $2,568,492
                                                   ----------     ----------     ----------     ----------
Total noninterest income .....................        153,498        102,721        270,925        193,797
Total noninterest expense without FDIC expense        754,300        638,115      1,493,657      1,290,709
FDIC expense .................................         13,900         38,981         26,583         77,279
                                                   ----------     ----------     ----------     ----------
   Total noninterest expenses ................        766,918        677,096      1,520,240      1,367,988
                                                   ----------     ----------     ----------     ----------
  Income before income tax expenses ..........     $  869,683     $  758,352     $1,678,053     $1,394,301
                                                   ----------     ----------     ----------     ----------
Income tax expenses ..........................        348,054        295,336        662,684        534,038
                                                   ----------     ----------     ----------     ----------
     Net Income ..............................     $  521,629     $  463,016     $1,015,369     $  860,263
                                                   ==========     ==========     ==========     ==========


                             SELECTED FINANCIAL DATA

                                        Three Months Ended        Six Months Ended
                                               June 30                 June 30
                                       --------------------    -------------------
                                          1997        1996        1997        1996
                                          ----        ----        ----        ----
Earnings per share .............       $   0.32    $   0.24    $   0.62    $   0.44
Net interest margin ............           3.65        3.90        3.65        3.93
Return on average assets .......           1.19        1.24        1.17        1.19
Return on average equity .......           7.87        6.42        7.69        5.82

                                                          At June 30th
                                                      --------------------
                                                      1997            1996
                                                      ----            ----
Stockholders' equity as a % of total assets           15.19           18.90
Book value per share                                  15.19           14.13
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